UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

Jane A. Spray Pisces, Inc. 1300 Evans Avenue, No. 880154 San Francisco, California 94188 (415) 288-0540	with copies to: Douglas D. Smith, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, California 94105 (415) 393-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person William S. Fisher

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 47,803,157

	8	Shared Voting Power 9,625,166

	9	Sole Dispositive Power 42,303,157

	10	Shared Dispositive Power 9,625,166

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,838,669

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 13.7%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person FCH TBMS LLC

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,000,000(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 27,000,000(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,000,000(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person* OO

(1) Beneficial ownership of the shares of Common Stock owned by FCH TBMS LLC is also attributable to William S. Fisher, sole manager of FCH TBMS LLC, and thus is reported by more than one Reporting Person pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the prior statement on Schedule 13D filed by William S. Fisher and FCH TBMS LLC with the Securities and Exchange Commission on January 3, 2017, and amended on May 19, 2017, March 22, 2019, June 7, 2019, April 10, 2020 and April 8, 2022 (as amended, the “Schedule 13D”).

Item 2. Identity and Background

a) This Statement is filed jointly by William S. Fisher and FCH TBMS LLC. William S. Fisher has voting and dispositive control with respect to the Common Stock owned by FCH TBMS LLC of which he serves as the sole manager with sole dispositive power and with sole voting power. The foregoing persons are referred to collectively as the “Reporting Persons”.

Neither the filing of this Statement nor anything contained herein shall be construed as an admission that William S. Fisher or FCH TBMS LLC constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that William S. Fisher and FCH TBMS LLC or any other person constitute a “group” for any purpose.

b) The address of the principal business office for each of the Reporting Persons is c/o Pisces, Inc., 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

c) (1) William S. Fisher is a managing director of Manzanita Capital Ltd., a private equity investment firm, and a member of the Board of Directors of the Issuer, which is a collection of purpose-led, lifestyle brands offering apparel, accessories, and personal care products for women, men, and children under the Old Navy, Gap, Banana Republic, and Athleta brands. The business address of Manzanita Capital Ltd. is Victory House, 99-101 Regent Street, London W1B 4EZ. The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(2) FCH TBMS LLC is a Delaware limited liability company private investment entity of which William S. Fisher is sole manager and a member.

d) & e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) William S. Fisher is a citizen of the United States. FCH TBMS LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement. No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer by FCH TBMS LLC or William S. Fisher, other than exercise prices paid upon exercises of Issuer stock options for certain shares of Common Stock previously acquired by William S. Fisher.

Item 4. Purpose of Transaction

This Statement is filed on behalf of the Reporting Persons to update the beneficial ownership information from that reported in the Schedule 13D. On September 1, 2022, William S. Fisher became co-trustee of trusts over which he shares voting and dispositive power with two or more other co-trustees.

The Reporting Persons review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate. From time to time, William S. Fisher has transferred shares to various entities controlled by him, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions, and the Reporting Persons may do so in the future. The review of their investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer. At the time of filing this Statement, the Reporting Persons have no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Statement, except as disclosed in this Statement, the Reporting Persons have no present plans or proposals in their capacity as stockholders which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the Board of Directors or management of the Issuer or any of its subsidiaries, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (x) any action similar to any of those described above. However, because William S. Fisher is a member of the Board of Directors of the Issuer, the Reporting Persons may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4. Each of the Reporting Persons disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of any Reporting Person’s role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5. Interest in Securities of the Issuer

a), b) As of the date of this Statement, the Reporting Persons beneficially own, have the sole or shared power to vote, and have the sole or shared dispositive power over, respectively, the number of shares of Common Stock listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of August 19, 2022 identified below. As reported by the Issuer, there were approximately 363,696,901 shares of Common Stock outstanding as of August 19, 2022.

	Total Shares	Percentage of Total Outstanding	Sole Voting Power	Sole Dispositive Power	Shared Voting Power	Shared Dispositive Power
William S. Fisher(1)	49,838,669	13.7%	47,803,157	42,303,157	9,625,166	9,625,166
FCH TBMS LLC(2)	27,000,000	7.4%	27,000,000	27,000,000	0	0

(1) William S. Fisher’s beneficial ownership includes (a) 39,554 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which he has sole dispositive and voting power, (b) 4,192,050 shares beneficially owned as trustee of a trust for his benefit with sole dispositive and voting power, (c) 116,087 shares beneficially owned as trustee of trusts for other beneficiaries with sole dispositive and voting power, (d) 35,512 shares owned as community property with his spouse with shared dispositive and voting power, (e) 15,000 shares beneficially owned through Delaware limited partnerships over which William S. Fisher has sole dispositive and voting power, (f) 10,940,466 shares beneficially owned as trustee of a trust for his benefit with sole dispositive and voting power, (g) 5,500,000 shares for which William S. Fisher has proxies granting him sole voting power, (h) 2,000,000 shares beneficially owned as a co-trustee of a trust organized exclusively for charitable purposes over which he shares dispositive and voting power, (i) 7,589,654 shares beneficially owned as a co-trustee of trusts of which he shares dispositive and voting power, and (j) 27,000,000 shares owned by FCH TBMS LLC of which William S. Fisher is the sole manager with sole voting and dispositive power over 27,000,000 shares. In addition to the shares identified in the table above, William S. Fisher’s spouse separately owns 146,649 shares over which Mr. Fisher has no dispositive or voting control.

(2) FCH TBMS LLC holds 27,000,000 shares of the Issuer’s Common Stock, which William S. Fisher, as the sole manager as described in (1) above of this Item 5, is deemed to beneficially own.

c) The Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of the Issuer’s Common Stock that are beneficially owned by the Reporting Persons. Specifically, but without limitation, members have no voting or dispositive power over the shares of Common Stock of the Issuer held by FCH TBMS LLC but have the right to receive distributions as determined solely by William S. Fisher in respect of their member interests in FCH TBMS LLC. As reflected in Item 5 above, William S. Fisher also beneficially owns shares held by partnerships or trusts established for the benefit of others.

e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As a non-employee director of the Issuer, William S. Fisher is entitled to certain equity compensation arrangements generally applicable to the Issuer’s non-employee directors as disclosed in the Issuer’s Proxy Statements on Schedule 14A filed with the SEC.

William S. Fisher holds stock units and related dividend equivalent rights for 39,554 shares of Common Stock awarded for service as a director of the Issuer, subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.

Pursuant to other irrevocable proxies, Mr. William S. Fisher has sole voting rights pertaining to 5,500,000 shares of Common Stock held by Mr. John J. Fisher through trusts. Each irrevocable proxy terminates upon the date the applicable trust no longer owns equity securities of the Issuer. The foregoing description is only a summary, and is qualified in its entirety by reference to the complete text of the irrevocable proxy, the form of which is attached as Exhibit 7 to the Schedule 13D/A filed on June 10, 2016 by Fisher Core Holdings L.P., Mr. William S. Fisher and other reporting persons.

Item 7. Material to be Filed as Exhibits

Exhibit 1	—	Joint Filing Agreement by and between William S. Fisher and FCH TBMS LLC dated January 3, 2017 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on January 3, 2017).
Exhibit 2	—	Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit 3 to William S. Fisher’s Schedule 13D filed on August 6, 2004 with SEC Accession Number 0001104659-04-022818).
Power of Attorney, dated December 15, 2016 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D filed on January 3, 2017).
Exhibit 3	—	Form of Irrevocable Proxy granted (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on January 3, 2017).
Exhibit 4	—	Form of Irrevocable Proxy dated June 2016 granted by trusts (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed on June 10, 2016 by Fisher Core Holdings L.P., Mr. William S. Fisher and other reporting persons).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	September 2, 2022	By:	/s/ Jane Spray*
William S. Fisher

Dated:	September 2, 2022	FCH TBMS LLC

		By:	/s/ Jane Spray*
For: FCH TBMS LLC

* This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for (i) William S. Fisher pursuant to the Power of Attorney granted thereby as previously filed with William S. Fisher’s Schedule 13D filed with the SEC on August 6, 2004 and (ii) William S. Fisher and FCH TBMS LLC pursuant to the Power of Attorney granted thereby as previously filed with the Reporting Persons’ Schedule 13D filed with the SEC on January 3, 2017.